

May 29, 2009

<u>By Facsimile and U.S. Mail</u>

Mr. Carlos Stocker
Chief Financial Officer
Amazon Goldsands Ltd.
Jiron Caracas 2226, Jesús María
Lima, Peru

>   **Re: Amazon Goldsands Ltd.**
>   **Form 8-K Filed May 14, 2009**
>   **Form 8-K/A Filed May 27, 2009**
>   **Response Letter Dated May 27, 2009**
>   **File No. 000-51203**

Dear Mr. Stocker:

We have completed our review of your Form 8-K and related filings and have no further comments at this time.

>   Sincerely,

>   Jill Davis
>   Branch Chief